CONFIRMING COPY



                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                            (Amendment No. __22____)*

                           CINEPLEX ODEON CORPORATION
-------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Shares
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   172455 10 7
-------------------------------------------------------------------------------
                                 (CUSIP Number)

                            Clifford L. Michel, Esq.
                            Cahill Gordon & Reindel
                            80 Pine Street, New York, NY 10005
-------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  June 20, 1997
-------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box .

Check the following box if a fee is being paid with the statement . (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 14 Pages

                                  SCHEDULE 13D


-------------------------------------------------------------------------------
CUSIP No. 172455107


-------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

                                        CHARLES ROSNER BRONFMAN FAMILY TRUST
-------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  / /
          (See Instructions)
                                                               (b)  /X/


-------------------------------------------------------------------------------
3         SEC USE ONLY


-------------------------------------------------------------------------------
4         SOURCE OF FUNDS (See Instructions)

                                                         AF
-------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) OR 2(e)                             / /


-------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

                                                       Canada
-------------------------------------------------------------------------------
                             7         SOLE VOTING POWER
       NUMBER OF                      35,918,429
       SHARES           ___________________________________________
       BENEFICIALLY          8         SHARED VOTING POWER
       OWNED BY
       EACH
       REPORTING          ___________________________________________
       PERSON WITH           9         SOLE DISPOSITIVE POWER

                                       35,918,429
                           -------------------------------------------
                             10        SHARED DISPOSITIVE POWER

-------------------------------------------------------------------------------

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                     35,918,429

-------------------------------------------------------------------------------

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                         / /


-------------------------------------------------------------------------------

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                       34.8%

-------------------------------------------------------------------------------

14        TYPE OF REPORTING PERSON*
                                                         OO

-------------------------------------------------------------------------------

                               Page 2 of 14 Pages

                                  SCHEDULE 13D


-------------------------------------------------------------------------------
CUSIP No. 172455107


-------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

          STEPHEN ROSNER BRONFMAN
-------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  / /
                                                               (b)  /X/

-------------------------------------------------------------------------------
3         SEC USE ONLY


-------------------------------------------------------------------------------
4         SOURCE OF FUNDS*


-------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) OR 2(e)                            / /


-------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

                                                       Canada
-------------------------------------------------------------------------------
                             7         SOLE VOTING POWER
       NUMBER OF
       SHARES              ______________________________________________
       BENEFICIALLY          8         SHARED VOTING POWER
       OWNED BY
       EACH                            35,918,429
       REPORTING           ______________________________________________
       PERSON WITH           9         SOLE DISPOSITIVE POWER

                           ----------------------------------------------
                             10        SHARED DISPOSITIVE POWER
                                       35,918,429

-------------------------------------------------------------------------------

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                     35,918,429

-------------------------------------------------------------------------------

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                        / /


-------------------------------------------------------------------------------

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                       34.8%

-------------------------------------------------------------------------------

14        TYPE OF REPORTING PERSON*
                                                         IN

-------------------------------------------------------------------------------


                               Page 3 of 14 Pages

                                  SCHEDULE 13D


-------------------------------------------------------------------------------
CUSIP No. 172455107


-------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

          ARNOLD M. LUDWICK
-------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  / /
                                                               (b)  /X/

-------------------------------------------------------------------------------
3         SEC USE ONLY


-------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

                                                         00
-------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) OR 2(e)                             / /


-------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

                                                       Canada
-------------------------------------------------------------------------------
                             7         SOLE VOTING POWER
       NUMBER OF                       233,772
       SHARES              _____________________________________________
       BENEFICIALLY          8         SHARED VOTING POWER
       OWNED BY
       EACH
       REPORTING           _____________________________________________
       PERSON WITH           9         SOLE DISPOSITIVE POWER

                                       233,772
                           ---------------------------------------------
                             10        SHARED DISPOSITIVE POWER

-------------------------------------------------------------------------------

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                      233,772

-------------------------------------------------------------------------------

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                          /X/

          35,918,429 shares held by the Charles Rosner Bronfman
          Family Trust

-------------------------------------------------------------------------------

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                        0.2%

-------------------------------------------------------------------------------

14        TYPE OF REPORTING PERSON*
                                                         IN

-------------------------------------------------------------------------------

                               Page 4 of 14 Pages

                                  SCHEDULE 13D

-------------------------------------------------------------------------------
CUSIP No. 172455107


-------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

          E. LEO KOLBER
-------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  / /
                                                               (b)  /X/

-------------------------------------------------------------------------------
3         SEC USE ONLY


-------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

                                                       PF, WC
-------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) OR 2(e)                             / /


-------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

                                                       Canada
-------------------------------------------------------------------------------
                             7         SOLE VOTING POWER
       NUMBER OF                       3,503,092
       SHARES              ______________________________________________
       BENEFICIALLY          8         SHARED VOTING POWER
       OWNED BY
       EACH                            75,000
       REPORTING           ______________________________________________
       PERSON WITH           9         SOLE DISPOSITIVE POWER

                                       3,503,092
                           ----------------------------------------------
                             10        SHARED DISPOSITIVE POWER
                                       75,000

-------------------------------------------------------------------------------

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                     3,578,092

-------------------------------------------------------------------------------

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                           / /

-------------------------------------------------------------------------------

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                        3.5%

-------------------------------------------------------------------------------

14        TYPE OF REPORTING PERSON*
                                                         IN

-------------------------------------------------------------------------------


                               Page 5 of 14 Pages

                                                    SCHEDULE 13D


-------------------------------------------------------------------------------
CUSIP No. 172455107


-------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

          CHARLES ROSNER BRONFMAN
-------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  / /
                                                               (b)  /X/

-------------------------------------------------------------------------------
3         SEC USE ONLY


-------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

                                                       PF, OO
-------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) OR 2(e)                            / /


-------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

                                                       Canada
-------------------------------------------------------------------------------
                             7         SOLE VOTING POWER
       NUMBER OF                       3,310,658
       SHARES              ______________________________________________
       BENEFICIALLY          8         SHARED VOTING POWER
       OWNED BY
       EACH                            99,266
       REPORTING           ______________________________________________
       PERSON WITH           9         SOLE DISPOSITIVE POWER

                                       3,310,658
                           ----------------------------------------------
                             10        SHARED DISPOSITIVE POWER
                                       99,266

-------------------------------------------------------------------------------

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                     3,409,924

-------------------------------------------------------------------------------

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                           / /

-------------------------------------------------------------------------------

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                        3.3%

-------------------------------------------------------------------------------

14        TYPE OF REPORTING PERSON*
                                                         IN

-------------------------------------------------------------------------------


                               Page 6 of 14 Pages

                                  SCHEDULE 13D


-------------------------------------------------------------------------------
CUSIP No. 172455107


-------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

          THE PHYLLIS LAMBERT FOUNDATION
-------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  / /
                                                               (b)  /X/

-------------------------------------------------------------------------------
3         SEC USE ONLY


-------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

                                                         OO
-------------------------------------------------------------------------------
5         CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                              / /


-------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

                                                       Canada
-------------------------------------------------------------------------------
                             7         SOLE VOTING POWER
       NUMBER OF                       314,107
       SHARES              ______________________________________________
       BENEFICIALLY          8         SHARED VOTING POWER
       OWNED BY
       EACH
       REPORTING           ______________________________________________
       PERSON WITH           9         SOLE DISPOSITIVE POWER

                                       314,107
                           ----------------------------------------------
                             10        SHARED DISPOSITIVE POWER


-------------------------------------------------------------------------------

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                      314,107

-------------------------------------------------------------------------------

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                          / /

-------------------------------------------------------------------------------

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                        0.3%

-------------------------------------------------------------------------------

14        TYPE OF REPORTING PERSON*
                                                         CO

-------------------------------------------------------------------------------


                               Page 7 of 14 Pages

     The statement on Schedule 13D relating to the common shares of Cineplex Odeon Corporation ("Cineplex"), as previously filed and heretofore amended most recently by the Charles Rosner Bronfman Family Trust (the "Trust"), Charles Rosner Bronfman ("Bronfman"), Arnold M. Ludwick ("Ludwick"), E. Leo Kolber ("Kolber") and The Phyllis Lambert Foundation ("Foundation") (collectively, the "Reporting Persons"), is hereby restated and supplemented as set forth below:

Item 1.  Security and Issuer.

     This Statement on Schedule 13D relates to the common shares in the capital of Cineplex Odeon Corporation, a Canadian corporation with its principal executive offices at 1303 Yonge Street, Toronto, Ontario, Canada M4T 2Y9.

Item 2.  Identity and Background.

     The persons filing this Statement on Schedule 13D as of the date of this "confirming copy" of Amendment No. 22 and certain information with respect to such persons are:

     1. The Charles Rosner Bronfman Family Trust (the "CRBFT"), a Canadian trust formed under the laws of the Province of Quebec, with its principal purpose and business being to invest in securities and other business interests of all types. The trustees of CRBFT are Stephen Rosner Bronfman, Ellen J. Bronfman Hauptman, Arnold M. Ludwick and Robert S. Vineberg. See Appendix A for additional information regarding such trustees.

     2. Stephen Rosner Bronfman, a Canadian citizen, whose principal occupation is that of being a private investor. The CRBFT is primarily for the benefit of Stephen Rosner Bronfman and his issue.

     3. Charles Rosner Bronfman, a Canadian citizen, whose principal occupation is Co-Chairman of the Board of The Seagram Company Ltd. (such corporation's principal executive offices being at 1430 Peel Street, Montreal, Quebec, Canada H3A 1S9).

     4. Hon. E. Leo Kolber, a Canadian citizen whose principal occupation is as a Member of the Senate of Canada.

     5. The Phyllis Lambert Foundation, a charitable foundation organized under the laws of Canada. The trustees and executive officers of the Foundation are: Phyllis Lambert, Charles Rosner Bronfman, Arnold M. Ludwick, Robert Rabinovitch and Pierre-Andre Themens. See Appendix B for additional information regarding such individuals.

     The principal office address of each of the Reporting Persons is c/o Claridge Inc., 1170 Peel Street, 8th Floor, Montreal, Quebec, Canada H3B 4P2. Because of certain relationships among the Reporting Persons, each may be deemed to be a member of a "group", although the existence of such a group is disclaimed.

     During the past five years, none of the Reporting Persons nor, to the best of their knowledge, any of the trustees of the CRBFT or the trustees and executive officers of the Foundation has been (i) convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors, or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which has been subject to a judgment, decree or final order enjoining further violations of or


                               Page 8 of 14 Pages
prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

     In December 1996, in a reorganization of family ownership interests, the CRBFT purchased 35,918,429 common shares from an affiliated trust for an aggregate cash consideration equivalent to Cdn. $68,604,199.39 (Cdn. $1.91 per share) with funds available from borrowing from an affiliated entity.

     Charles Rosner Bronfman acquired the common shares personally owned by him in various transactions dating back to 1983 principally with personal funds. His total investment (computed on an average cost basis) approximates
Cdn. $18,890,605.

     Sen. Kolber and a corporation wholly owned by him acquired the common shares personally owned by them in various transactions dating back to 1983 with personal funds and working capital. The total investment (computed on an average cost basis) approximates Cdn. $16,183,193.

     Arnold M. Ludwick acquired the common shares personally owned in 1990 upon the distribution and dissolution of a partnership in which he had an interest. His total investment (computed on an average cost basis) approximates
Cdn. $1,410,286.

     The Foundation acquired the common shares owned by it by means of a charitable contribution made to it in August 1995.

     Stephen Rosner Bronfman does not personally own any common shares of Cineplex.

Item 4.  Purpose of the Transaction.

     On June 20, 1997, Cineplex issued a press release confirming that it is in discussions with Sony Retail Entertainment, Inc. ("SRE") with respect to a possible merger between Cineplex and SRE's Loews Theatres Group ("Loews"). The press release stated that, under the terms currently being considered, Loews will join with all existing Cineplex shareholders in the combined entity and that no assurances can be given at this time that an agreement will be entered into with SRE or if entered into that a transaction will be completed. The press release also indicated that any transaction would be subject to a number of approvals, including shareholder and regulatory approvals in both Canada and the United States.

     As large shareholders of Cineplex with representation on its Board of Directors through associated individuals, the Reporting Persons would anticipate becoming involved in any proposed business combination involving Cineplex. Accordingly, associated individuals are participating in certain of the discussions regarding the possible merger between Cineplex and Loews as requested by Cineplex management and SRE.

     The common shares of Cineplex owned by the Reporting Persons have been acquired for investment. In the ordinary course of business, the Reporting Persons review the performance of their investment in Cineplex. Depending on various market factors, including Cineplex's business conditions and prospects, conditions in financial and securities markets and other investment opportunities available to them, the Reporting Persons will take such action with respect to their investment in the light of circumstances existing from time to time. Subject to any applicable agreements and regulatory requirements, the Reporting Persons may purchase additional common shares and each Reporting Person reserves the right to sell or otherwise dispose of some or all of the common shares held by them in the open market or privately negotiated transactions.


                               Page 9 of 14 Pages

Item 5.  Interest in Securities in Cineplex.

     (a)-(b) At the close of business on July 2, 1997 (the date of the initial paper format filing of this amendment no. 22), the Reporting Persons beneficially owned, directly and indirectly, an aggregate of 43,454,324 Common Shares representing approximately 42.0% of the outstanding Common Shares, with the ownership of each Reporting Person being set forth in the table on the following page. The percentages under the caption "Fully Diluted" give effect to outstanding Subordinated Restricted Voting Shares of Cineplex (which represent approximately 41.5% of the total outstanding equity), all of which may be deemed to be beneficially owned by The Seagram Company Ltd., which owns approximately 80% of Universal Studios, Inc. (formerly MCA). The Common Shares beneficially owned by the Reporting Persons represent approximately 24.6% of the total outstanding equity of Cineplex.


                                                           Fully
Shareholder               Common Shares        (%)      Diluted (%)
-----------               -------------        ---      -----------
Foundation                     314,107       (0.3)         (0.2)
The Charles Rosner
     Bronfman Family
     Trust                  35,918,429       (34.8)       (20.3)
Stephen Rosner
     Bronfman1              35,918,429       (34.8)       (20.3)
Charles Rosner
     Bronfman2               3,409,924       (3.3)         (1.9)
E. Leo Kolber3               3,578,092       (3.5)         (2.0)
Arnold M. Ludwick              233,772       (0.2)         (0.1)

     The foregoing percentages are based on 103,352,282 shares of Common Stock and 73,446,426 Subordinated Restricted Voting Shares outstanding as of May 14, 1997 as reported by Cineplex in its Management Information Circular for its 1997 annual meeting.

     As reported in an amendment dated July 3, 1997 to a Statement on Schedule 13D jointly filed by The Seagram Company Ltd. ("Seagram") and Universal Studios, Inc. ("Universal"), descendants of the late Samuel Bronfman and trusts established for their benefit own approximately 35.1% of the outstanding shares of, and may be deemed to be in control of, Seagram. Mr. Charles Rosner Bronfman is a director and officer of Seagram, serving as Co-Chairman of the Board and Chairman of the Executive Committee. Sen. Kolber is a director of Seagram and Mr. Ludwick is an officer of Seagram. The Reporting Persons disclaim beneficial ownership of the Subordinated Restricted Voting Share owned by Universal and the Common Shares of Cineplex issuable upon conversion thereof.

----------

1 Owned by the Charles Rosner Bronfman Family Trust of which Mr. Stephen Rosner Bronfman is the principal beneficiary.

2 Reflects (i) 3,310,658 Common Shares owned directly, and (ii) 99,266 Common Shares owned by Mr. Bronfman's wife directly. Mr. Bronfman disclaims all beneficial interest in and to the shares owned by his wife.

3 Reflects (i) 2,728,718 Common Shares owned directly, and (ii) 774,374 Common Shares owned by 3096475 Canada Inc., a Canadian corporation wholly-owned by Sen. Kolber. Also includes 75,000 Common Shares owned by Sen. Kolber's wife. Sen. Kolber disclaims all beneficial interest in and to the shares owned by his wife.


                              Page 10 of 14 Pages

     In addition, a trustee of the CRBFT and two other affiliated individuals who are not Reporting Persons beneficially own an additional 8,571 Common Shares and 30,000 Common Shares, respectively.

     (c) Not applicable

     (d)-(e) Not applicable

Item 6.   Contracts, Arrangements, Understandings or
          Relationships with Respect to the Securities of Cineplex.

     The CRBFT is a permitted assignee under the Registration Agreement granting a related trust certain rights to have any or all Common Shares owned by it or its permitted assignees registered for public sale under the Securities Act of 1933 from time to time. Such Registration Agreement provides for both demand and piggy-back registration rights and contains other terms and conditions customary in similar agreements. Such Registration Agreement has been filed as an exhibit to Amendment No. 20 to this Statement on Schedule 13D.

Item 7.  Material to be Filed as Exhibits.

     The following currently operative exhibits are incorporated by reference with this electronic confirming copy of amendment no. 22:

          1.   Cineplex Odeon Press release dated June 20, 1997 (amendment no.
               22).

          2.   Registration Agreement (amendment no. 20).

          3.   Power of attorney from the CRBFT (amendment no. 4).

          4.   Power of attorney for the Foundation (amendment no. 16).

          5.   Power of attorney from Stephen Rosner Bronfman (amendment no.
               21).

          6. Power of attorney for Charles Rosner Bronfman (initial statement).

          7.   Power of attorney for Arnold M. Ludwick (initial statement).

          8.   Power of attorney for E. Leo Kolber (initial statement).


                              Page 11 of 14 Pages

Signatures

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  September 30, 1997 effective
        as of July 2, 1997

                               CHARLES ROSNER BRONFMAN FAMILY TRUST

                               CHARLES ROSNER BRONFMAN

                               STEPHEN ROSNER BRONFMAN

                               ARNOLD M. LUDWICK

                               E. LEO KOLBER

                               THE PHYLLIS LAMBERT FOUNDATION



                               By: /s/ Michel Boucher
                                   ---------------------------------
                                   Michel Boucher
                                   Attorney-in-Fact



                              Page 12 of 14 Pages

                                   APPENDIX A

              TRUSTEES OF THE CHARLES ROSNER BRONFMAN FAMILY TRUST


Name and                       Principal Business
Business Address               or Occupation                        Citizenship
----------------               -------------                        -----------

Stephen Rosner Bronfman        Private Investor                     Canada
1170 Peel Street
8th Floor
Montreal, Quebec
Canada  H3B 4P2

Ellen J. Bronfman              Private Investor                     Canada
  Hauptman
c/o Withers Solicitors
12 Gough Square
London EC4A 3DE
England

Arnold M. Ludwick              President and Chief                  Canada
1170 Peel Street               Executive Officer of
8th Floor                      Claridge Inc. (investments)
Montreal, Quebec
Canada  H3B 4P2

Robert S. Vineberg             Partner, Goodman Phillips            Canada
1501 McGill College Avenue     & Vineberg (barristers and
Montreal, Quebec               solicitors)
Canada  H3B 2G2






                              Page 13 of 14 Pages

                                   APPENDIX B


                         TRUSTEES AND EXECUTIVE OFFICERS

                                       OF

                         THE PHYLLIS LAMBERT FOUNDATION



Name and Business            Principal Occupation                  Citizenship
    Address                    or Employment

Phyllis Lambert               Architect                               Canada
1920 Baile Street
Montreal, Quebec
Canada H3H 2S6

Charles Rosner Bronfman       Co-Chairman of the Board and            Canada
1170 Peel Street              Chairman of the Executive Committee
8th Floor                     of The Seagram Company Limited
Montreal, Quebec              (beverage and entertainment)
Canada H3B 4P2

Arnold M. Ludwick             President and Chief Executive           Canada
1170 Peel Street              Officer of Claridge Inc.
8th Floor                     (investments)
Montreal, Quebec
Canada H3B 4P2

Robert Rabinovitch            Executive Vice President of             Canada
1170 Peel Street              Claridge Inc. (investments)
8th Floor
Montreal, Quebec
Canada 43B 4P2

Pierre-Andre Themens          Partner, Goodman Phillips          Canada
1501 McGill College Avenue    & Vineberg (barristers and
26th Floor                    solicitors)
Montreal, Quebec
Canada H3A 3N9









                              Page 14 of 14 Pages